[FC Banc Corp. Letterhead]
November 4, 2005
Via EDGAR, Original Via Overnight Federal Express
Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, DC 20549

Re:	FC Banc Corp.
Schedule 14A-File No. 000-25616
Schedule 13E-3 – File No. 005-60231
Our File Number 104755
Dear Ms. Murphy:
     FC Banc Corp. acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC staff comments or changes to disclosure and response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FC Banc Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, FC Banc. Corp.
By:	/s/ Jeffrey A. Wise
Its:	Chief Financial Officer